

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2024

William Brundage
Chief Financial Officer
Ferguson plc
1020 Eskdale Road, Winnersh Triangle, Wokingham
Berkshire, RG41 5TS
United Kingdom

      Re: Ferguson plc
          Form 10-K for the Fiscal Year Ended July 31, 2023
          File No. 001-40066

Dear William Brundage:

     We have reviewed your filing and have the following comment(s).

     Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2023

General

1.   On page XII of your Annual Report to Shareholders you present adjusted operating profit and adjusted EPS-diluted. Please revise to present the most directly comparable GAAP measures to these non-GAAP measures. Refer to Rule 100(a)(1) of Regulation G.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact James Giugliano at 202-551-3319 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services